Exhibit 99.1

InterCure Announces FY2023 Results: Revenue of NIS 356 million and Adjusted EBITDA of NIS 61 million

●	Revenues during 2023 reached NIS 356 million, alongside an Adjusted EBITDA[1] of NIS 61 million (Approximately 17% of revenues), as compared to an Adjusted EBITDA of NIS 51 million in our preliminary results.
●	The Company’s cash[2] on hand was NIS 111 million. Both Q3&Q4 ended with positive EBITDAs and profit from operations[3] and represents InterCure’s fourteenth & fifteenth consecutive quarter of profitability[4].
●	Revenues for H2 2023 were affected by damages caused by the terrorist attack on October 7, 2023 and the war in Gaza.
●	InterCure is entitled to full compensation from the Israeli authorities for all direct and indirect damages caused to the Southern Facility. To date, InterCure has already received tens of millions of NIS as partial advanced payments from the Israeli authorities.
●	Expects to launch its first products in Germany in the coming months and continues to closely watch developments surrounding Cannabis rescheduling in the U.S.
●	Expects sequential double digit quarterly growth during 2024.

NEW YORK & HERZLIYA, Israel, April 30, 2024- InterCure Ltd. (NASDAQ: INCR) (TASE: INCR) (“InterCure” or the “Company”) today announced results for the full year ending December 31, 2023. All amounts are expressed in New Israeli Shekels (NIS), unless otherwise noted.

FY2023 Financial Highlights and Milestones

●	Annual revenue for the year ending December 31, 2023 was NIS 356 million, and the adjusted EBITDA for the year ending December 31, 2023 was NIS 61 million, approximately 17% of revenues, as compared to an Adjusted EBITDA of NIS 51 million in our preliminary results.
●	The company’s operating profit was NIS 26 million (before reductions of goodwill and fixed assets of NIS 68 million mainly due to war damage).
●	Both Q3&Q4 2023 represents the fourteenth & fifteenth consecutive quarters of profitability for InterCure[5], with both Q3&Q4 2023 showing positive Adjusted EBITDA and profit from operations[6].
●	Expanded the Company’s branded products portfolio, launching more than 40 new GMP SKUs during 2023.
●	Continued expansion of the Company’s dedicated medical cannabis pharmacy chain to a of total 24 active locations as of today. As of October 2023, the Company holds 100% of Cannolam LTD including the full rights to Cookies™ international agreements, alongside Israel’s largest chain of dedicated medical cannabis pharmacies, Givol™.
●	Since October 7, 2023, war situation was declared by the Israeli government. As of this date, there is limited access to the Company’s Southern Facility, and parts of the facility are being used by the Israel Defense Forces (the “IDF”), including, among others, the IDF’s medical corps.
●	According to Israeli Law, due to the location of the Company’s Southern Facility, the company is entitled to full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza. The Company has begun the process of restoring the Southern Facility, and to date, the Company has already received tens of millions of NIS as advance payments from the Israeli authorities in relation to such compensation.
●	The October 7th terror attack effected the company’s revenues in H2 2023, however, the Company expects to resume sequential quarterly growth during 2024.
●	Continued execution of the Company’s global expansion plan. As recently announced, the Company plans to launch its first products in Germany in the coming months, following the groundbreaking cannabis reform passed.

1 Adjusted EBITDA means EBITDA for the cannabis sector adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses. This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below.

2 Including Restricted cash.

3 Before non-cash goodwill and property impairments of NIS 68 million mainly due to damages caused by the war.

4 Adjusted EBITDA.

5 Adjusted EBITDA.

6 Before non-cash goodwill and property impairments of NIS 68 million mainly due to damages caused by the war.

Alexander Rabinovitch, CEO of InterCure Noted: “Despite extraordinary external challenges this year, InterCure showed solid performance, achieving our fifteenth straight quarter of profitability. This consistent performance highlights the commitment of our team and the effectiveness of the Company’s operational strategy. As the global landscape for pharmaceutical cannabis evolves, we are encouraged by the latest FDA recommendations and the optimistic outlook regarding rescheduling of Cannabis in the U.S. Our leadership in the field, dedication to expanding internationally, enhancing our product offerings, and our focus on adding value for our customers and investors remain pivotal to our ongoing success and growth.”

InterCure is thankful to its managers and employees for their commitment and to its strategic partners in Israel and worldwide who stand with us during this time of war.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: https://www.intercure.co

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measured used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the company. A reconciliation of Adjusted EBITDA to an IFRS measure (revenue), which is incorporated by reference to this press release, is available in InterCure’s MD&A included in our Annual Report on Form 20-F under the heading “Results of Operations”, available under the Company’s profile on EDGAR at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements may include, but are not limited to, the Company’s success of its global expansion plans, its expansion strategy to major markets worldwide, statements relating to the security events in Israel, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Israel and the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contacts

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co